Exhibit 99.2

STORM CAT ENERGY
CORPORATION

Management Discussion and Analysis

September 30, 2005

This Management Discussion and Analysis (“MD&A”) for Storm Cat Energy Corporation (“Storm Cat” or the “Company”) should be read in conjunction with the unaudited interim Consolidated Financial Statements (“Interim Financial Statements”) for the period ended September 30, 2005, as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2004.  The Interim Financial Statements and audited Consolidated Financial Statements have been prepared in accordance with Canadian GAAP in Canadian dollars except where indicated as being in another currency. This MD&A is dated November 11, 2005.

OVERVIEW

The Company began the third quarter by announcing a farm-in/joint venture agreement with EnCana Corporation on 77,775 gross acres of the Elk Valley Mist Mountain coalbed methane field in British Columbia North of Elkford.  To earn 50% of the acreage, the Company must spend $12.0 million over the next three years developing the prospect.  Two million dollars must be spent by June 28, 2006.  As of November 11, the Company has created a development plan in close association with EnCana.  A rig has been contracted and drilling of a new exploratory well and re-work of the existing pilot wells drilled by EnCana is currently underway.  The Elk Valley farm-in/joint venture is an important step in the Company’s focus on developing unconventional resources in Canada.

On July 19, the Company began drilling out its acreage in the Northeast Spotted Horse field in Campbell County Wyoming.  On average, wells are being drilled and completed using the Company’s expertise in multi-seam completion.  Completed wells are hooked up to the gas pipeline system within two weeks of completion meeting the Company’s goal of quickly turning undeveloped resources into proved producing properties.  Well head gas production from the Company’s Wyoming properties has increased to approximately 4,000 cubic feet per day, a 15% increase over the previous 3,500 cubic feet per day that was being produced before drilling commenced.  One of two Federal PODs has been obtained for North East Spotted Horse with the second anticipated by year-end.  Currently, the Company has contracted rigs to drill the remaining locations out of approximately 120 it has identified on its Powder River Basin acreage. The Company is on track to meet its goal of drilling out all locations in its Wyoming acreage by the beginning of the second quarter of 2006.

The Company announced an impairment charge of approximately $2.2 million relating to its investment in the Noyon Block in Mongolia.  The impairment charge represents 100% of the value the Company was carrying on it books relating to exploration work in Noyon.  Currently, exploration is being conducted in the Company’s Tsaidam block which is just South of the capital city of Mongolia, Ulaanbaatar.

Because of the growing financial activity, listing on the American Stock Exchange, and pending SOX compliance, the Company made the decision to consolidate accounting in-house and appoint an auditor that is familiar with SEC requirements.  Hein + Associates was appointed Auditor of the Company’s financial records effective September 8, 2005.

The third quarter ended on a strong note with two significant financial events.  On September 30, the Company was approved for listing it shares on the American Stock Exchange under the symbol “SCU”.  Trading began on October 3.  Listing on the American Stock Exchange provides the Company access to the US Institutional market and a strong likelihood that the Company will be picked up by industry research specialists that will publish their analysis of the Company on a regular basis.

The Company closed a $10.5 million private placement on September 27.  The financing consisted of a total of 1,875,000 units priced at $2.40 per unit, for gross proceeds of

$4.5 million and 2,142,858 Flow-Through Common Shares priced at $2.80 per share for gross proceeds of $6.0 million. Each unit comprises one Common Share and one-half of one Common Share purchase warrant, or 2,812,500 Common Shares in the aggregate. Each whole warrant is exercisable to purchase one additional Common Share until March 27, 2007 at a price of $3.00 per share.

On October 19, 2005, the Company entered into a purchase agreement for a private placement with a group of U.S. and Canadian investors.  On October 25, 2005, the Company closed the private placement and sold and issued 5,092,328 Common Shares of the Company at a price of $2.15 U.S. ($2.529 CDN) per share, resulting in gross proceeds to the Company of $10,948,505 U.S.  In addition to the Common Shares, each investor received a Common Share warrant exercisable for three tenths (3/10) of a Common Share, for each Common Share purchased in the private placement, or 1,527,696 Common Shares in the aggregate.  Each full warrant will be exercisable until October 25, 2007 at an exercise price of  $2.52 U.S. ($2.9643 CDN) per share.

KEY EVENTS SUMMARY

•                  July 5, 2005 – Farm-in/Joint Venture agreement with EnCana Corporation on 77,775 gross acres of the Elk Valley coal-bed methane gas project in British Columbia is finalized by senior management of both parties.

•                  July 6 – Michael Wozniak is appointed Board of Directors.

•                  July 13 – The Company elects to impair the full asset value of the Noyon exploration block in Mongolia.  The $2,151,997 impairment charge is booked on the 2nd quarter financial statements.

•                  July 19 – Drilling begins on the Company’s NESH acreage in the Powder River Basin Wyoming.  Wells are drilled and completed using the Company’s expertise in multi-seam completion.

•                  August 15 – Company begins moving accounting operations in-house

•                  August 19 – Don Martin is appointed Vice President of Canadian and International Operations.

•                  September 8 – Hein + Associates appointed as Auditor

•                  September 29 – The Company closes a $10.5 million private placement with the issuance of 1,875,000 Units at $2.40 and 2,142,858 Flow Through Shares at $2.80.  Each unit is comprised of one Common Share and ½ warrant to purchase a Common Share at $3.00.

•                  September 30 – American Stock Exchange approve the listing of the Company under the symbol “SCU” with trading to commence on October 3rd.

FINANCIAL SUMMARY

The Company incurred a net loss for the quarter ended September 30, 2005 of $512,785.  Net loss for the year to date ending September 30, 2005 totals $3,643,804 of which $2,151,997 represent an impairment charge taken the 2nd quarter on the Noyon block in Mongolia.

The following table summarizes the Company’s operating results for each of the eleven most recently completed quarters:

Period	Revenue	Net Loss ($)	(Post – Split) Net Loss per Share ($)
Q 3-05	$1,494,054	$512,785	0.010
Q 2-05	1,324,406	2,982,193	0.067
Q 1-05	539,833	148,825	0.007
Q 4-04	130,616	857,959	0.040
Q 3-04	—	54,237	0.002
Q 2-04	—	194,622	0.010
Q 1-04	—	332,168	0.020
Q 4-03	—	153,192	0.010
Q 3-03	—	20,319	0.002
Q 2-03	—	15,579	0.001
Q 1-03	—	27,536	0.005

Liquidity Measures	September 30, 2005	December 31, 2004
Deficit	$5,503,294	$1,859,490
Working capital	$9,270,984	$2,718,534

Forward Sales:

•                  1,000/day sale to Enserco for 1 yr (April 05 - March 06) at $6.95/mmbtu for delivery at Cheyenne Hub.

•                  20,000/mo (666/day) sale to Enserco for June 05 - March 06 at $6.34/mmbtu for delivery at Cheyenne Hub.

•                  10,000/mo (333/day) sale to OG & E for September 05 - March 06 at $9.10/mmbtu for delivery at Cheyenne Hub.

•                  10,000/mo (333/day) sale to OG & E for November 05 - October 06 at $8.31/mmbtu for delivery at Cheyenne Hub.

The Company currently does not have sufficient funds to carry out its business plans and requires further financing.  Management will consider the financing needs of the Company during the current fiscal year and, if suitable opportunities arise, may undertake new equity financings.  Any financing is subject to regulatory approvals.

The Company does not have any outstanding debt.

OUTSTANDING SHARE DATA

As of September 30, 2005, the Company had 51,204,000 shares issued and outstanding. There are 10,334,500 share purchase warrants outstanding and 636,517 finder fee and agent warrants.  3,930,000 share purchase options have been granted under the Company’s Amended and Restated Share Option Plan dated for reference April 15, 2005.  The total authorized options under the plan as of September 30, 2005 are 5,120,400.

During the nine months ended September 30, 2005, the following share purchase warrants and options were exercised:

•                  1,600,000 share purchase warrants at a price of $0.065 for gross proceeds of $104,000

•                  1,650,000 share purchase warrants at a price of $0.25 for gross proceeds of $412,500

•                  2,409,520 share purchase warrants at a price of $0.50 for gross proceeds of $1,204,760

•                  1,921,848 share purchase warrants at a price of $0.775 for gross proceeds of $1,489,432

•                  64,730 share purchase warrants at a price of $2.60 for gross proceeds of $168,298

•                  287,500 share purchase options at a price of $0.30 for gross proceeds of $86,250

•                  125,834 share purchase options at a price of $0.50 for gross proceeds of $62,917

CAPITAL RESOURCES

On September 27, 2005 the Company completed a private placement financing arrangement.  The financing consisted of a total of 1,875,000 units priced at $2.40 per unit, for gross proceeds of $4,500,000, and 2,142,858 Flow-Through Common Shares priced at $2.80 per share, for gross proceeds of $6.0 million (the “Offering”). Each unit comprises one Common Share and one-half of one Common Share purchase warrant. Each whole warrant is exercisable to purchase one additional Common Share at a price of $3.00 per share until March 27, 2007. None of the securities distributed under the Offering may be traded on the TSX Venture Exchange or otherwise sold in Canada or to or for the benefit of a resident of Canada before January 28, 2006 unless permitted under Canadian securities legislation and the rules of the TSX Venture Exchange.  The TSX Venture Exchange has conditionally approved the subject private placement subject to the filing of final documents.

In connection with the Offering, the Company paid agents’ commissions to three registered dealers, consisting of approximately $787,500 in cash payments and 301,339 agents’ warrants. Each agent’s warrant entitles the holder to purchase one Common Share of the Company at a price of $2.40 per share on or before March 27, 2007.

The Company will use the net proceeds from the sale of the units to further its exploration and development program in the Powder River Basin, Wyoming and for general corporate purposes. All of the proceeds from the sale of Flow-Through Common Shares will be used to incur exploration and development expenses which qualify as CEE under the Income Tax Act (Canada), with the Company’s current principal focus in Canada being on its project in Elk Valley, British Columbia.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

The Company is required to commit at least US$600,000, through March 31, 2006, to explore and develop natural gas from coal under its Production Sharing Contract with the Petroleum Authority of Mongolia.  The Company is not obligated to spend US$600,000, but must do so to maintain the Production Sharing Contract.

The Company is required to commit at least $2,000,000 before June 28, 2006 relating to the Farm-In agreement with EnCana for the exploration and drilling of properties located in British Columbia, Canada.  An additional $10.0 million is required to be spent before June 28, 2008.  The Company is not required to spend any capital unless it wants to earn 50% of the prospect.

The Company has two lease agreements for office premises.  The Denver office space lease terminates February 2007.  There is approximately US$86,000 in remaining lease obligations.  The Calgary office space lease is through March 31, 2010 with a three year early termination clause. The remaining lease commitment is approximately $350,000.  In October, the Company entered into a four year sublease agreement with a total commitment of approximately US$634,000.  The Company is actively seeking to sublease its current Denver office space.

There were no legal proceedings against the Company during the period and to date.

SUBSEQUENT EVENTS

On October 19, 2005, the Company entered into a purchase agreement for a private placement with a group of U.S. and Canadian investors.  On October 25, 2005, the Company closed the private placement and sold and issued 5,092,328 Common Shares of the Company at a price of $2.15 U.S. ($2.529 CDN) per share, resulting in gross proceeds to the Company of $10,948,505 U.S.  In addition to the Common Shares, each investor received a Common Share warrant exercisable for three tenths (3/10) of a Common Share, for each Common Share purchased in the private placement, or 1,527,696 Common Shares in the aggregate.  Each full warrant will be exercisable until October 25, 2007 at an exercise price of  $2.52 U.S. ($2.9643 CDN) per share.

An EGM was held October 20, 2005.  The following resolutions were passed by the shareholders:

•                  Hein + Associates LLP appointed as the Company’s auditors

•                  The Company is authorized to issue in one or more private placements during the twelve month period commencing October 20, 2005 up to a maximum of 46,877,412.

•                  Amended the Amended and Restated Share Option Plan to:

•                  Fix the aggregate number of Common Shares reserved for issuance under the plan to 7,000,000

•                  Add a cashless exercise option

See Company’s Information Circular dated September 21, 2005 for detailed resolutions.

DESCRIPTION OF BUSINESS

The principal business of the Company is the acquisition, exploration and development of unconventional natural gas (including coalbed methane gas) and oil properties.  At present, the Company is operating in North America and Asia.  The continued operation of the Company is dependent upon the discovery of economically recoverable oil and gas reserves on its properties, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition thereof.

ACCOUNTING POLICIES AND ESTIMATES

There was no change in the Company’s accounting policy in the 3rd quarter of 2005.

Critical accounting estimates used in the preparation of the financial statements include the company’s estimate of the value of stock based compensation.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the company’s control.

The factors affecting stock based compensation include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of company shares and financial objectives of the holders of the options.  The Company has used historical data to determine validity in accordance with Black-Scholes modeling; however, the future volatility is inherently uncertain and the model has its limitations.  While these estimates can have a material impact on the stock based compensation and hence results of operations, there is no impact on the Company’s financial condition.

The Company’s recorded value of the Company’s oil and gas properties is in all cases, based on historical costs.  The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk as well as environmental risk.  The Company’s financial statements have been prepared with these risks in mind.  All of the assumptions set out herein are potentially subject to significant change and out of the Company’s control.  These changes are not determinable at this time.

RISKS AND UNCERTAINTIES

The Company is in the oil and gas exploration and development business and as such, is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business.  The industry is capital intensive and subject to fluctuations in energy prices, market sentiment, foreign exchange and interest rates.  There is no certainty that properties which the Company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only sources of future funds for further exploration programs or if such exploration programs are successful for the development of economic oil and gas reserves and commencement of commercial production thereon, which are presently available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development.  Although the Company was successful in accessing the equity market during the past year, there is no assurance that such sources of financing will be available on acceptance terms, if at all.  Management at this time has no reason to expect that this capability will diminish in the near term.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this publication, including the financial statements, is the responsibility of management.  In the preparation of the Company’s financial statements, estimates are sometimes necessary to make a determination of future values of certain assets of liabilities.  Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.  Management maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

This publication contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995.  Such statements are based on the Company’s current expectations, estimates and projections about the industry, management’s beliefs and certain assumptions made by it; and involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors.  Words such as “anticipates,” “expects,” “intends,” “plans,” “believes” or similar expressions are intended to identify forward-looking statements.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the Company’s need for and availability of additional financing, and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated July 1, 2005.